Filed by Homology Medicines, Inc.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Homology Medicines, Inc.

Filer’s SEC File No.: 001-38433

Date: November 16, 2023

Q32 Bio Regains Worldwide Rights to Bempikibart (ADX-914) from Amgen

— Q32 Bio now wholly owns development and commercialization rights to the anti-IL-7Rα antibody, currently being evaluated in two Phase 2 trials for atopic dermatitis (AD) and alopecia areata (AA) —

— Re-acquisition bolsters Q32 Bio’s autoimmune product portfolio and broadens strategic opportunities —

WALTHAM, Mass. – Nov. 16, 2023 — Q32 Bio, a clinical stage biotechnology company developing biologic therapeutics to restore immune homeostasis, today announced that it will regain full development and commercial rights to bempikibart (previously known as ADX-914) from Amgen.

In 2022, Q32 Bio and Horizon Therapeutics (Horizon) entered into a collaboration and option agreement to develop bempikibart in autoimmune diseases. Under the terms of the agreement, Q32 Bio received $55 million in initial consideration and staged development funding for the completion of the two ongoing Phase 2 trials, subsequent to which Horizon had an option to acquire the program at a prespecified price. Following the recent closing of Amgen’s acquisition of Horizon earlier this quarter, Q32 Bio has entered into an agreement to re-acquire all of Horizon’s rights to bempikibart.

Bempikibart is a fully human anti-IL-7Rα antibody that re-regulates adaptive immune function by blocking signaling mediated by both IL-7 and TSLP and is currently being evaluated in two Phase 2 trials, with one clinical trial evaluating the use in atopic dermatitis (AD) and one evaluating the use in alopecia areata (AA). All data from the Phase 2 trials remain blinded and Q32 Bio remains on track to report topline Phase 2 results in the second half of 2024.

“We are very excited to regain rights to bempikibart as we advance the program in the ongoing Phase 2 programs,” said Jodie Morrison, Chief Executive Officer of Q32 Bio. “Through its blockade of IL-7 and TSLP, we believe bempikibart has the potential to bring a differentiated, disease-modifying alternative to the treatment of high unmet need autoimmune and inflammatory diseases. We are committed to advancing bempikibart expeditiously through both the AD and AA Phase 2 clinical trials and look forward to unblinding the ongoing clinical trials and releasing topline data in the second half of next year.”

Under the terms of the re-acquisition agreement with Amgen, Q32 Bio retains the initial consideration and all development funding received. Q32 Bio will pay Amgen a milestone upon the first regulatory approval and subsequent downstream commercial milestones based on annual net sales thresholds.

About Q32 Bio

Q32 Bio is a clinical stage biotechnology company developing biologic therapeutics targeting potent regulators of the innate and adaptive immune systems to re-balance immunity in autoimmune and inflammatory diseases. Q32 Bio’s lead programs, focused on the IL-7 / TSLP receptor pathways and complement system, address immune dysregulation to help patients take back control of their lives.

The company’s wholly owned bempikibart (ADX-914) is a fully human anti-IL-7Rα antibody that re-regulates adaptive immune function and is being developed for the treatment of autoimmune diseases, including Phase 2 trials in atopic dermatitis and alopecia areata. The IL-7 and TSLP pathways have been genetically and biologically implicated in driving several T cell-mediated pathological processes in numerous autoimmune diseases.

Q32 Bio’s program for innate immunity, ADX-097, is based on a novel platform enabling tissue-targeted regulation of the complement system without long-term systemic blockade – a key differentiator versus current complement therapeutics. Q32 Bio has recently completed a first-in-human, Phase 1 clinical study of ADX-097 in healthy volunteers.

For more information, visit www.Q32bio.com.

Cautionary Statement Regarding Forward-Looking Statements

This communication contains forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995, including statements regarding the expectations surrounding the potential, safety, efficacy, and regulatory and clinical progress of Q32 Bio’s product candidates, including bempikibart, and anticipated milestones and timing, among others.

Forward-looking statements generally include statements that are predictive in nature and depend upon or refer to future events or conditions, and include words such as “may,” “will,” “should,” “would,” “expect,” “anticipate,” “plan,” “likely,” “believe,” “estimate,” “project,” “intend,” and other similar expressions among others. Statements that are not historical facts are forward-looking statements. Forward-looking statements are based on current beliefs and assumptions that are subject to risks and uncertainties and are not guarantees of future performance. Actual results could differ materially from those contained in any forward-looking statement as a result of various factors, including, without limitation: (i) potential unforeseen events during clinical trials could cause delays or other adverse consequences; (ii) risks relating to the regulatory approval process; (iii) interim, topline and preliminary data may change as more patient data become available, and are subject to audit and verification procedures that could result in material changes in the final data; (iv) Q32 Bio’s product candidates may cause serious adverse side effects; (v) the company’s reliance on third parties, including for the manufacture of materials for our research programs, preclinical and clinical studies; (vi) failure to obtain U.S. or international marketing approval; (vii) ongoing regulatory obligations; effects of significant competition; (viii) unfavorable pricing regulations, third-party reimbursement practices or healthcare reform initiatives; (ix) product liability lawsuits; (xxiv) securities class action litigation; (x) the impact of the COVID-19 pandemic and general economic conditions on our business and operations, including the combined company’s preclinical studies and clinical trials; (xi) the possibility of system failures or security breaches; risks relating to intellectual property; Except as required by applicable law, Q32 Bio undertakes no obligation to revise or update any forward-looking statement, or to make any other forward-looking statements, whether as a result of new information, future events or otherwise.

Important Information about the Merger and Where to Find It

This communication relates to a proposed transaction between Homology Medicines and Q32 Bio. In connection with the proposed transaction, Homology Medicines intends to file with the SEC a registration statement on Form S-4 that will include a proxy statement of Homology Medicines and that will constitute a prospectus with respect to shares of Homology Medicines’ common stock to be issued in the proposed transaction (Proxy Statement/Prospectus). Homology Medicines may also file other documents with the SEC regarding the proposed transaction. This document is not a substitute for the Proxy Statement/Prospectus or any other document which Homology Medicines may file with the SEC. INVESTORS, Q32 BIO STOCKHOLDERS AND HOMOLOGY MEDICINES STOCKHOLDERS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS THAT ARE OR WILL BE FILED BY HOMOLOGY MEDICINES WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION AND RELATED MATTERS. Investors, Q32 Bio stockholders and Homology Medicines stockholders will also be able to obtain free copies of the Proxy Statement/Prospectus (when available) and other documents containing important information about Homology Medicines, Q32 Bio and the proposed transaction that are or will be filed with the SEC by Homology Medicines through the website maintained by the SEC at www.sec.gov. Copies of the documents filed with the SEC by Homology Medicines will also be available free of charge on Homology Medicines’ website at https://investors.homologymedicines.com/financial-information/sec-filings or by contacting Homology Medicines’ investor relations department by email at IR@homologymedicines.com.

No Offer or Solicitation

This communication is not intended to and shall not constitute an offer to buy or sell or the solicitation of an offer to buy or sell any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made, except by means of a prospectus meeting the requirements of Section 10 of the Securities Act.

Participants in the Solicitation

Homology Medicines and certain of its directors and executive officers may be deemed under SEC rules to be participants in the solicitation of proxies of Homology Medicines stockholders in connection with the proposed transaction. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of proxies to Homology Medicines’ stockholders in connection with the proposed transaction will be set forth in the Proxy Statement/Prospectus on Form S-4 for the proposed transaction, which is expected to be filed with the SEC by Homology Medicines. Investors and security holders of Q32 Bio and Homology Medicines are urged to read the Proxy Statement/Prospectus and other relevant documents that will be filed with the SEC by Homology Medicines carefully and in their entirety when they become available because they will contain important information about the proposed transaction. Investors and security holders will be able to obtain free copies of the Proxy Statement/Prospectus and other documents containing important information about Q32 Bio and Homology Medicines through the website maintained by the SEC at www.sec.gov. Copies of the documents filed with the SEC by Homology Medicines can be obtained free of charge by directing a written request to Homology Medicines, Inc., One Patriots Park, Bedford, MA 01730.

Q32 Bio Contacts:

Investors: Brendan Burns

Media: Sarah Sutton

Argot Partners

212.600.1902

Q32Bio@argotpartners.com

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